UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUANTA CAPITAL HOLDINGS LTD.

(Name of Subject Company (Issuer)

QUANTA CAPITAL HOLDINGS LTD.

QCH Acquisition Ltd.

(Name of Filing Persons (Offerors))

10.25% Series A Preferred Shares
(Title of Class of Securities)

G7313F114

(CUSIP Number of Class of Securities)

Agent for Service:
CT Corporation System
111 Eighth Avenue
13th Floor
New York, New York 10011
(212) 894-8400
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing person)

With a copy to:

Amar Budarapu W. Crews Lott Baker & McKenzie LLP 2001 Ross Avenue, Suite 2300 Dallas, Texas 75201 (214) 978-3000	J. Brett Pritchard Janet Otsuka Love Lord, Bissell & Brook LLP 111 South Wacker Drive Chicago, IL 60606 (312) 443-0700

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$62,610,500	$1,922.15

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that an aggregate of 3,130,525 10.25% Series A Preferred Shares, are purchased at the tender offer price of $20.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A Filing Party: N/A Form or Registration No.: N/A Date Filed: N/A
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relates to an offer by QCH Acquisition Ltd., an exempted company limited by shares incorporated in Bermuda (‘‘Purchaser’’), a wholly-owned subsidiary of Quanta Capital Holdings Ltd., an exempted company limited by shares incorporated in Bermuda as a holding company (‘‘Quanta’’), to purchase any and all of Quanta’s 10.25% Series A Preferred Shares (the ‘‘Preferred Shares’’) at $20.00 per share, net to the seller in cash (subject to applicable withholding taxes), and upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement (as amended or supplemented from time to time, the ‘‘Offer to Purchase’’) a preliminary copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (as amended or supplemented from time to time, the ‘‘Letter of Transmittal’’), a preliminary copy of which is attached hereto as Exhibit (a)(2). The information in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Concurrently with the filing of this Schedule TO, Quanta and Purchaser are filing with the Securities and Exchange Commission (‘‘SEC’’) the Offer to Purchase and Proxy Statement under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to a special general meeting of holders of the Preferred Shares to consider and vote upon, among other things, a proposal to amend the Certificate of Designation of the Preferred Shares.

Item 1.    Summary Term Sheet.

The information set forth in ‘‘Summary Term Sheet’’ in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    Name and Address.    The information set forth in ‘‘Certain Information Regarding Quanta and Purchaser’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Securities.    The information set forth in ‘‘Summary Term Sheet’’ of the Offer to Purchase is incorporated herein by reference.

(c)    Trading Market and Price.    The information set forth in ‘‘Summary Term Sheet,’’ ‘‘Terms of the Tender Offer — Number of Shares; Purchase Price’’ and ‘‘Price Range of Shares; Dividends’’ of the Offer to Purchase is incorporated herein by reference.

(d)    Dividends.    The information set forth in ‘‘Price Range of Shares; Dividends’’ of the Offer to Purchase is incorporated herein by reference.

(e)    Prior Public Offerings.    The information set forth in ‘‘Special Factors — Fairness — Prior Material Relationships between FBR and Quanta’’ and ‘‘Price Range of Shares; Dividends — Prior Public Offerings’’ of the Offer to Purchase is incorporated herein by reference.

(f)    Prior Stock Purchases.    Neither Quanta nor Purchaser purchased any Preferred Shares during the past two years.

Item 3.    Identity and Background Of Filing Person.

(a)    Name and Address.    The information set forth in ‘‘Certain Information Regarding Quanta and Purchaser’’ and Appendix B of the Offer to Purchase is incorporated herein by reference.

(b)    Business and Background of Entities.    The information set forth in ‘‘Certain Information Regarding Quanta and Purchaser’’ of the Offer to Purchase is incorporated herein by reference.

(c)    Business and Background of Natural Persons.    The information set forth in Appendix B of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    Material Terms.    The information set forth in the Letter of Transmittal and in ‘‘Summary Term Sheet,’’ ‘‘Terms of the Tender Offer’’ and ‘‘U.S. Federal Income Tax Considerations’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Purchases.    The information set forth in ‘‘Interests and Recent Transactions of Directors and Executive Officers’’ of the Offer to Purchase is incorporated herein by reference.

(c)    Different Terms.    There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

(d)    Appraisal Rights.    Not applicable.

(e)    Provisions for Unaffiliated Security Holders.    Quanta has not made any provision to grant unaffiliated holders of the Preferred Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)    Eligibility for Listing or Trading.    Not applicable. The consideration offered to holders of Preferred Shares is cash.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)    Transactions.    The information set forth in ‘‘Interests and Recent Transactions of Directors and Executive Officers’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Significant Corporate Events.    Not applicable.

(c)    Negotiations or Contacts.    Not applicable.

(e)    Agreements Involving the Subject Company’s Securities.    The information set forth in ‘‘Interests and Recent Transactions of Directors and Executive Officers’’ of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    Purpose.    The information set forth in ‘‘Summary Term Sheet,’’ ‘‘Special Factors — Purposes and Reasons of the Tender Offer and the Proposed Amendment’’ and ‘‘Special Factors — Certain Effects of the Tender Offer and the Proposed Amendment’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in ‘‘Summary Term Sheet,’’ ‘‘Special Factors — Purposes and Reasons of the Tender Offer and the Proposed Amendment,’’ ‘‘Special Factors — Certain Effects of the Tender Offer and the Proposed Amendment,’’ ‘‘Special Factors — Plans of Purchaser and Quanta After the Tender Offer’’ and ‘‘Special General Meeting and Proxy Solicitation — Proposals’’ of the Offer to Purchase is incorporated herein by reference.

(c)    Plans.    The information set forth in ‘‘Summary Term Sheet,’’ ‘‘Special Factors — Certain Effects of the Tender Offer and the Proposed Amendment,’’ ‘‘Special Factors — Plans of Purchaser and Quanta After the Tender Offer’’ and ‘‘Special General Meeting and Proxy Solicitation — Proposals’’ of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.    The information set forth in ‘‘Source and Amount of Funds’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Conditions.    Not applicable.

(c)    Expenses.    The information set forth in ‘‘Fees and Expenses’’ of the Offer to Purchase is incorporated herein by reference.

(d)    Borrowed Funds.    No part of the funds required for the tender offer is expected to be borrowed.

Item 8.    Interest in Securities of the Subject Company.

(a)    Securities Ownership.    The information set forth in ‘‘Interests and Recent Transactions of Directors and Executive Officers’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Securities Transactions.    The information set forth in ‘‘Interests and Recent Transactions of Directors and Executive Officers’’ of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.    The information set forth in ‘‘Special General Meeting and Proxy Solicitation — Solicitation’’ and ‘‘Fees and Expenses’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Employees and Corporate Assets.     The information set forth in ‘‘Special General Meeting and Proxy Solicitation — Solicitation’’ of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

(a)    Financial Statements.    The information set forth in ‘‘Financial Information’’ and ‘‘Where You Can Find More Information’’ of the Offer to Purchase is incorporated herein by reference. Quanta’s audited consolidated financial statements as of December 31, 2005 and December 31, 2006, are included in Quanta’s annual report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference. Quanta’s unaudited consolidated financial statements for the three month periods ended March 31, 2007 and March 31, 2006 are included in Quanta’s quarterly report on Form 10-Q for the quarter ended March 31, 2007, which is incorporated herein by reference.

(b)    Pro Forma Information.    The information set forth in ‘‘Financial Information’’ of the Offer to Purchase is incorporated herein by reference.

Item 11.    Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in ‘‘Interests and Recent Transactions of Directors and Executive Officers’’ and ‘‘Regulatory Requirements’’ of the Offer to Purchase is incorporated herein by reference. There are no anti-trust laws or margin requirements under Section 7 of the Securities Exchange Act of 1934 and the applicable regulations that are applicable to the tender offer. There are no material pending legal proceedings relating to the tender offer.

(b)    Other Material Information.    On February 5, 2007 a class action lawsuit was filed in the U.S. District Court for the Southern District of New York against Quanta, certain of its directors, officers, former directors, Friedman, Billings, Ramsey & Co., Inc. and BB&T Capital Markets on behalf of a putative class consisting of investors who purchased the Preferred Shares and Quanta’s common shares between December 14, 2005 and March 2, 2006. The complaint alleges, among other things, that Quanta made false, misleading and incomplete statements and that the prospectuses issued in connection with the sale of the Preferred Shares and common shares in December 2005, at the time they became effective, were inaccurate or misleading, contained untrue statements of material fact and/or omitted to state material facts necessary to make the statements made therein not misleading, in violation of Section 11 of the Securities Act of 1933. The class action litigation seeks an unspecified amount of damages, as well as other forms of relief. Quanta intends to vigorously defend this litigation.

Item 12.    Exhibits.

(a)	(1) Offer to Purchase and Proxy Statement.*

(2) Letter of Transmittal.*

(3) Proxy.*

(4) Notice of Guaranteed Delivery.*

(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(6) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(b)    Not applicable.

(c)    (1) Financial analysis presentation materials, dated May 23, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Special Committee of the Board of Directors of Quanta.*

(d)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

(h)    Not applicable.

*    Filed herewith.

Item 13.    Information Required By Schedule 13E-3.

Listed below is information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

Schedule 13E-3, Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)    Purposes.    The information set forth in ‘‘Summary Term Sheet’’ and ‘‘Special Factors — Purposes and Reasons of the Tender Offer and the Proposed Amendment’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Alternatives.    Not Applicable.

(c)    Reasons.    The information set forth in ‘‘Summary Term Sheet’’ and ‘‘Special Factors — Purposes and Reasons of the Tender Offer and the Proposed Amendment’’ of the Offer to Purchase is incorporated herein by reference.

(d)    Effects.    The information set forth in ‘‘Summary Term Sheet,’’ ‘‘Special Factors — Certain Effects of the Tender Offer and the Proposed Amendment,’’ ‘‘Special General Meeting and Proxy Solicitation’’ and ‘‘U.S. Federal Income Tax Considerations’’ of the Offer to Purchase is incorporated herein by reference. Quanta believes that the repurchase of the Preferred Shares in the tender offer will have no material effect on the Purchaser’s interest in the net book value and net earnings of Quanta, because the Preferred Shares are not convertible into common shares and, unlike common shares, are limited in their returns to dividends and have a fixed, specified liquidation preference and redemption prices.

Schedule 13E-3, Item 8.    Fairness of the Transaction.

(a)    Fairness.    The information in ‘‘Summary Term Sheet,’’ ‘‘Special Factors — Fairness’’ and ‘‘Special General Meeting and Proxy Solicitation’’ of the Offer to Purchase is incorporated herein by reference.

(b)    Factors Considered in Determining Fairness.    The information in ‘‘Special Factors — Fairness’’ and ‘‘Special General Meeting and Proxy Solicitation’’ of the Offer to Purchase is incorporated herein by reference.

(c)    Approval of Security Holders.    Not applicable.

(d)    Unaffiliated Representative.    Not applicable.

(e)    Approval of Directors.    The information in ‘‘Special Factors — Fairness — Procedural Fairness’’ of the Offer to Purchase is incorporated herein by reference.

(f)    Other Offers.    Not applicable.

Schedule 13E-3, Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)     Report, Opinion or Appraisal.    The information set forth in ‘‘Special Factors — Fairness’’ of the Offer to Purchase is incorporated hereby by reference.

(b)     Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in ‘‘Special Factors — Fairness’’ of the Offer to Purchase is incorporated hereby by reference.

Schedule 13E-3, Item 12.    The Solicitation or Recommendation.

(d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in ‘‘Interests and Recent Transactions of Directors and Executive Officers’’ of the Offer to Purchase is incorporated herein by reference.

(e)    Recommendation to Others.    No executive officer, director or affiliate of Quanta or Purchaser has made a recommendation either in support of or opposed to the tender offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2007	QUANTA CAPITAL HOLDINGS LTD.
	By:	/s/ Jonathan J.R. Dodd
Jonathan J.R. Dodd Chief Financial Officer
Date: June 1, 2007	QCH ACQUISITION LTD.
	By:	/s/ Jonathan J.R. Dodd
Jonathan J.R. Dodd Chief Financial Officer

EXHIBIT INDEX

(a)	(1)	Offer to Purchase and Proxy Statement.*
	(2)	Letter of Transmittal.*
	(3)	Proxy.*
	(4)	Notice of Guaranteed Delivery.*
	(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
	(6)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
	(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(b)		Not applicable.
(c)	(1)	Financial analysis presentation materials, dated May 23, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Special Committee of the Board of Directors of Quanta.*
(d)		Not applicable.
(f)		Not applicable.
(g)		Not applicable.
(h)		Not applicable.

*	Filed herewith.